UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Report of Notice of Complaint in the case: “Usuarios y Consumidores Unidos v. Telecom Argentina S.A. Re. Damages” - Docket No. 5339/16

FREE TRANSLATION Buenos Aires, September 30th, 2021 Comisión Nacional de Valores

Re.: Report of Notice of Complaint in the case:

“Usuarios y Consumidores Unidos v. Telecom Argentina S.A. Re. Damages” - Docket No. 5339/16

Dear Sirs,

I am writing to you in my capacity as Attorney in fact of Telecom Argentina S.A. (the “Company”), in order to inform you that on September 24, 2021, the Company was served with a notice of a lawsuit filed in the abovementioned case, before the First Instance Civil and Commercial Matters No. 31 of the Department of San Nicolas.

The action brought by Usuarios y Consumidores Unidos (“UCU”) petitions that the Company inform in detail about the current status and of the infrastructure works plan to be deployed in the city of San Nicolás to adequately provide the fixed telephone public service to consumers domiciled in that city. Additionally, UCU requests that the Company be ordered to pay a civil fine.

The Company, with the assistance of its legal counsel, will answer in a timely manner the claim filed, sustaining the lack of active legitimacy of the claimant and rejecting the claim due to lack of factual and legal support .

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	September 30, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations